Second Rig to Join Antelope Appraisal

SINGAPORE and PORT MORESBY, Papua New Guinea, Oct. 19, 2015 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) has assigned one of its drilling rigs to the Elk-Antelope appraisal program in Papua New Guinea.

The PRL 15 Joint Venture, which is operated by Total, will use a rig that InterOil has under contract with High Arctic Energy Services to drill the Antelope-6 appraisal well later this year.

InterOil Chief Executive Dr Michael Hession said the move reflected the joint venture's priority to complete field appraisal.

"Appraisal is a key step for the Papua LNG Project, InterOil's most important and immediate focus in our commitment to Papua New Guinea," Dr Hession said.

Dr Hession also said InterOil has decided to defer its discretionary drilling program, including appraisal of the Raptor discovery, until the Elk-Antelope appraisal program was complete.

He said the company also continued to streamline its operations and reduce costs after handing operatorship of PRL 15 to Total in July this year.

Drilling update

The top of the reservoir had been encountered in the Antelope-4 ST-1 well at 1,875 meters (6,152 feet true vertical depth sub-sea), which was 36 meters (118 feet) higher than the original Antelope-4 penetration.

Casing has been set above the reservoir and cement bond logs recorded. Prior to drilling ahead additional cementing operations are being conducted to ensure integrity of the casing shoe.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse	John Hurst
Vice President	Cannings Corporate
Corporate Affairs	Communications
T: +65 6507 0222	T: +61 418 708 663
E: robert.millhouse@interoil.com	E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. Well test results should be considered as preliminary. The well log interpretations indicating gas accumulation are not necessarily indicative of future production or ultimate recovery. There is no assurance that reserves will be assigned to such fields. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2014 on Form 40-F and its Annual Information Form for the year ended 31 December 2014. In particular, Papua New Guinea has no established market for natural gas or gas condensate and we cannot guarantee that gas or gas condensate from the fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.